UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Orthovita, Inc.

(Name of Subject Company)

Orthovita, Inc.

(Names of Persons Filing Statement)

Common Stock

($0.01 par value)

(Title of Class of Securities)

CUSIP 68750U102

(CUSIP Number of Class of Securities)

Christine J. Arasin, Esquire

Vice President and General Counsel

Orthovita, Inc.

77 Great Valley Parkway

Malvern, PA 19355

(610) 640-1775

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard A. Silfen, Esquire

Douglas P. Howard, Esquire

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2011, as amended by Amendment No. 1 thereto filed with the SEC on May 27, 2011, Amendment No. 2 thereto filed with the SEC on June 3, 2011, Amendment No. 3 thereto filed with the SEC on June 8, 2011, Amendment No. 4 thereto filed with the SEC on June 10, 2011 and Amendment No. 5 thereto filed with the SEC on June 14, 2011 (as the same may be further amended or supplemented from time to time, the “Schedule 14D-9”) by Orthovita, Inc., a Pennsylvania corporation (the “Company” or “Orthovita”). The Schedule 14D-9 relates to the tender offer by Owl Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned indirect subsidiary of Stryker Corporation, a Michigan corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, at a purchase price of $3.85 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference. Any capitalized term used, but not otherwise defined, herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment No. 6 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information

The following section is hereby added at the end of Item 8:

“Expiration of Offer

On June 27, 2011, Parent issued a press release announcing the expiration of the offering period and the successful completion of the Offer. Parent and the Purchaser have advised the Company that, based on information from American Stock Transfer & Trust Company, LLC, the depositary for the Offer, as of the expiration of the Offer at 12:00 midnight, New York City time, at the end of Friday, June 24, 2011, an aggregate of 67,512,965 Shares (including 1,312,608 Shares subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 87.6% of all outstanding Shares. All Shares that were validly tendered and not properly withdrawn have been accepted for purchase by the Purchaser. Under the terms of the Merger Agreement, the Purchaser is obligated to promptly pay for such Shares at the Offer Price.

As a result of the purchase of Shares in the Offer, Parent and the Purchaser will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of Orthovita. Accordingly, Parent has informed Orthovita that Parent and the Purchaser intend to effect the Merger through the “short-form” merger procedure available under Pennsylvania law. As a result of the Merger, any Shares not tendered in the Offer (other than Shares held (i) by Orthovita or any wholly-owned subsidiary of Orthovita, or by Parent or Purchaser or (ii) by shareholders who validly exercise dissenters rights under Pennsylvania law with respect to such Shares) will be canceled and converted into the right to receive the same price of $3.85 in cash per Share, without interest and less any applicable withholding taxes, that was paid in the Offer. Following the Merger, Orthovita will become an indirect wholly-owned subsidiary of Parent, and Orthovita’s common stock will cease to be traded on the NASDAQ Global Market.”

Item 9.	Exhibits

Item 9 is hereby amended and supplemented by adding the following exhibit, filed as part of the Schedule 14D-9:

Exhibit No.	Description
(a)(5)(H)	Press Release issued by Stryker Corporation on June 27, 2011 (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 6 to the Schedule TO of Stryker Corporation and Owl Acquisition Corporation, as amended by Amendment No. 1 thereto, filed with the SEC on May 27, 2011, Amendment No. 2 thereto, filed with the SEC on June 3, 2011, Amendment No. 3 thereto, filed with the SEC on June 8, 2011, Amendment No. 4 thereto, filed with the SEC on June 10, 2011, and Amendment No. 5 thereto, filed with the SEC on June 14, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2011

ORTHOVITA, INC.

By:	/s/ ANTONY KOBLISH
Antony Koblish
President and Chief Executive Officer

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